Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No 1 to the Registration Statement (Form S-1 No. 333-144127) and related Prospectus of CACI International Inc for the registration of $300,000,000 of 2.125% Convertible Senior Subordinated Notes due 2014 and 5,489,670 shares of its common stock and to the incorporation by reference therein of our reports dated August 27, 2007, with respect to the consolidated financial statements and schedule of CACI International Inc, CACI International Inc’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CACI International Inc, included in its Annual Report (Form 10-K) for the year ended June 30, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
October 3, 2007